EXHIBIT 99.2

Management’s Discussion and Analysis
For The Six Months Ended
June 30, 2011

Management’s Discussion and Analysis

August 9, 2011

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries; (ii) information is provided as of June 30, 2011, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended.All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies including the updated Cerro Moro Preliminary Economic Assessment, the Company’s ability to mitigate against foreign exchange risk, changes required to the Company’s accounting policies on adoption of IFRS, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on the Company’s Cerro Moro project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements, fluctuations in gold, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in Extorre’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities and other information released by Extorre and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Extorre have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Second Quarter 2011

The Company received the final assay batch of the infill drilling program conducted to December 31, 2010 at the Cerro Moro project during the first quarter of 2011. The results of the infill drilling completed at the Gabriela and Loma Escondida vein zones in Q4 2010, were also received and incorporated into updated resource models for these sectors. The purpose of this infill drilling was primarily to upgrade existing Inferred category resources to the Indicated category.

A significant new high grade discovery at Cerro Moro called Zoe was announced by the Company in April. During the remainder of the second quarter, drill activities at Cerro Moro were focused on delineating the resource potential of the new Zoe zone together with limited scout drilling on new priority targets.  In parallel, significant advances were made on the updated mining study for Cerro Moro, the results of which were released on August 4, 2011, which was completed to a Pre-Feasibility Level but was renamed a “Preliminary Economic Assessment” (“PEA”) as it included some Inferred Category Mineral Resources (and also to allow a further update as soon as a mineral resource is reported for Zoe). An initial drill program was also completed at the Puntudo property in western Santa Cruz province, with results currently in the process of being received and evaluated.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms
In January 2004, Estelar announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina.  CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprised Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, CVSA was paid US$100 thousand for the right to earn a 100% interest in the CVSA Properties.In order to earn its interest in the CVSA Properties, Estelar was required to spend US$3.0 million within five years, including completing 8,000 metres (“m”) of drilling. CVSA had a back in right to a 60% interest in a Project following the completion of 10,000m of drilling on that Project, by paying the Company 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Estelar’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% net smelter royalty (“NSR”) in that Project. A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

At the end of 2006, Estelar had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Estelar notified CVSA that it had completed 10,000m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised Estelar that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

Cerro Moro, now 100% owned by Estelar subject to a 2% NSR, was the most advanced at the time of acquisition. The remaining CVSA Properties are grouped into two main project areas, other Santa Cruz properties (including Puntudo, Verde, Falcon [Calandria] and Azul) and Chubut properties. In addition, Estelar has also acquired a portfolio of Santa Cruz exploration concessions in its own right.

Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given both the favourable geology and mining regime in Santa Cruz, the Company is focusing its attention on the Cerro Moro Project and neighbouring properties. The Company also commenced further exploration activities on the regional properties recently.

On March 3, 2009, Estelar announced that it had entered into a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the future development of the Company’s Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5% interest in the Company’s Cerro Moro project once all the necessary permits and authorizations required to put Cerro Moro into production have been received;
(ii)	The Company will have the right to earn up to an 80% interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures.
(iii)
The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

As of August 9, 2011, neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

On April 19, 2011 the Company announced high grade to bonanza grade gold-silver results from the first 3 of 21 diamond drill holes completed on a new discovery at Cerro Moro called Zoe. The Zoe discovery is situated on the Escondida structure, 2.5 kilometres (km) east of the last known significant ore shoot at Martina. The target is interpreted to be an east-west dilation zone, some 2 km in strike length. The discovery is essentially “blind” from surface, with the shallowest high grade mineralization appearing at a vertical depth of 80 metres.  By the end of May, a total of 34 drill holes had been completed at the Zoe zone with results from 26, many confirming the continuity of the high to bonanza grade gold-silver mineralization, having been previously released.

On May 17, 2011 the Company announced that it had received approval from the Santa Cruz authorities for the Environmental Impact Assessment (“EIA”) relating to the Cerro Moro mine development.

On June 1, 2011 the Company announced the discovery of significant silver-gold mineralization at its 100% owned Puntudo project. The project is located south of the Joaquin silver project owned by Coeur d’Alene Mines and Mirasol Resources, and 200 kilometres west of Cerro Moro. The Company has completed thirty two drill holes to date, with assays in hand for the first fifteen holes.

On August 4th, 2011 an updated NI 43-101 compliant mineral resource estimate was released as part of an updated preliminary economic assessment for Cerro Moro. The indicated category mineral resource totals 443,000 oz. gold + 24.2 million oz. silver (927,000 oz. gold equivalent*), plus the inferred category resource totals 178,000 oz. gold + 10.8 million oz. silver (396,000 oz. gold equivalent*).  The indicated category resource includes 757,000 oz gold equivalent* from the Escondida and Loma Escondida sectors at an average grade of 35 g/t gold equivalent*. The silver contribution is high, accounting for approximately one-half of the total metal value. Additional inferred category resources of 396,000 oz gold equivalent* are also reported from Cerro Moro.

*Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces

Indicated Mineral Resource for Cerro Moro (at a 1g/t gold equivalent cut-off)

Zone	Metric Tonnes	Grade Gold (g/t)	Grade Silver (g/t)	Grade Gold Equivalent* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent* (ounces)
Escondida	620,000	19	829	35	374,000	16,530,000	705,000
Loma Escondida	44,000	18	920	37	26,000	1,297,000	52,000
Gabriela	537,000	2	371	10	42,000	6,411,000	170,000
Total Indicated	1,201,000	11	628	24	443,000	24,238,000	927,000

Inferred Mineral Resource for Cerro Moro (at a 1 g/t gold equivalent cut-off)

Zone	Metric Tonnes	Grade Gold (g/t)	Grade Silver (g/t)	Grade Gold Equivalent* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent* (ounces)
Escondida	508,000	4	165	8	70,000	2,689,000	123,000
Loma Escondida	13,000	10	596	22	4,000	256,000	9,000
Gabriela	390,000	2	395	10	29,000	4,948,000	128,000
Esperanza	371,000	3	175	6	31,000	2,090,000	72,000
Deborah	579,000	2	48	3	45,000	896,000	63,000
Total Inferred	1,861,000	3	182	7	178,000	10,879,000	396,000

Mr David (Ted) Coupland, Director - Geological Consulting and Principal Geostatistician of Cube Consulting Pty Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the April 2011 NI 43-101 compliant mineral resource statement. The report is available for viewing on SEDAR at www.sedar.com.

On August 4, 2011 the Company announced the results of a Preliminary Economic Assessment  2 (“PEA-2”) for the proposed Cerro Moro mine development.Highlights of the PEA include the following estimates:

●	Total precious metal production of 494,700 ounces of gold and 26,600,000 ounces of silver over 8.25 years, based on mining and milling 1000t ore/day
●
For the first 3 years, gold production averages 111,200 ounces/year plus silver production of 4.7 million ounces/year, for an average gold equivalent production of 206,300 ounces* per year.  Average cash costs are $US 236 per ounce on a gold equivalent* basis.

●	Initial capital (Direct costs): US$ 149.8 million + $US 25.7 million refundable VAT.
●	Indirect capital costs (EPCM contract, Owners costs): US$ 32.8 million
●	Pre-tax undiscounted cash flow: $US 581 million
●	Payback Period at a 0% discount rate: 12 months

*The gold equivalent value is calculated by dividing the silver grade (ppm) by 50 (approximate ratio of gold/silver US$ value) and adding it to the gold grade (ppm), assuming 100% metallurgical recovery.

PEA-2 is based on the following resources:

●	An Indicated Resource of 0.66 Mt (million metric tonnes) at 19 g/t gold (grams per metric tonne) and 835 g/t silver from the high grade Escondida and Loma Escondida vein zones, plus
●
Lower grade Indicated Resources from the Gabriela vein (0.53 Mt at 2 g/t gold and 371 g/t silver) and Inferred Resources of 1.86 Mt at 3.0 g/t gold and 182 g/t silver from the Escondida, Loma Escondida, Gabriela, Esperanza, and Deborah veins.

Results from Operations

Extorre started the year with 87,473,627 common shares outstanding and ended the quarter with 88,948,377 common shares outstanding. During the period the Company received proceeds of $2.1 million and issued 1,474,750 common shares upon the exercise of options and warrants. Shares issued and proceeds received during the year are summarized below:

	Options Exercised	Warrants Exercised	Total
Shares issued	1,368,750	106,000	1,474,750
Proceeds ($000’s)	$1,614	$530	$2,144

Subsequent Events

Subsequent to June 30, 2011, the Company issued 2,400,000 common shares at a price of $10.50 per share for gross proceeds of $25.2 million from a bought deal equity financing. The Underwriters received a cash commission of 6% of gross proceeds raised through the offering and warrants equal to 5% of the shares issued through the offering.

The Company issued shares pursuant to the exercise of options and warrants as follows:

	Options Exercised	Warrants Exercised	Total
Shares issued	233,000	224,511	457,511
Proceeds ($000’s)	$241	$1,123	$1,364

As at August 9th, 2011, the Company had 91,805,888 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited interim consolidated financial statements for the second quarter ended June 30, 2011 and 2010 (the “Interim Financial Statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”). The changes in accounting policies have been applied consistently to the comparative period unless otherwise noted. The following selected financial information is taken from the Interim Financial Statements for the second quarter ended June 30, 2011.

Three months ended June 30, 2011

The Company ended the second quarter with $25.2 million of cash and cash equivalents. The Company spent approximately $9.3 million on exploration excluding stock-based compensation during the quarter, mainly at its Cerro Moro project. Exploration activities on its Cerro Moro project continued as the Company proceeded with its drilling program designed to explore for other mineralization. Stock-based compensation expense of $2.9 million in the quarter ended June 30, 2011 was incurred primarily due to recognizing the expense associated with the vesting of stock options that were previously granted by the Company to its employees and consultants prior to 2011.

Three months ended June 30, 2011 compared to the three months ended March 31, 2011

The loss in the three months ended June 30, 2011 of $13.4 million is higher compared to the loss incurred in the three months ended March 31, 2011 of $12.0 million due to increased exploration activities at Cerro Moro,particularly at the new Zoe zone and at the Puntudo project.

Six months ended June 30, 2011 compared to the six months ended June 30, 2010

The six months ended June 30, 2011 loss of $25.4 million is significantly higher than the six months ended June 30, 2011 of $13.2 million. The increase in the loss was mainly due to exploration expenses, net of stock based-compensation, in 2011 being about $7.3 million more than in 2010 as a result of expanded exploration activities at Cerro Moro and the regional properties.

Three months ended June 30, 2011 compared to the three months ended June 30, 2010

The three months ended June 30, 2011 loss of $13.4 million is significantly higher than the three months ended June 30, 2011 of $6.7 million. The increase in the loss was mainly due to exploration expenses, net of stock based-compensation, in 2011 being about $4.2 million more than in 2010 as a result of expanded exploration activities at Cerro Moro and the regional properties.

The following is a summary of quarterly results taken from the Company’s consolidated financial statements:

	($000’s, except share data)
Three month period ended June 30,	2011	2010
Interest income	$(69)	$(34)
Mineral property exploration costs	$10,481	$5,562
Stock-based compensation 1	$2,935	$1,079
Loss	$13,375	$6,663
Comprehensive loss	$13,916	$6,611
Basic and diluted loss per common share	$(0.15)	$(0.09)

1) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s, except share data)
As at	June 30 , 2011	December 31, 2010
Total assets	$33,614	$49,695
Total liabilities	$3,361	$2,357
Share capital	$147,877	$144,641
Contributed surplus	$16,932	$11,168
Accumulated other comprehensive loss	$(1,240)	$(555)
Deficit	$(133,316)	$(107,916)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited condensed interim consolidated financial statements or from the Company’s audited December 31, 2010 financial statements:

Comparison to Prior Quarterly Periods

		2011	2010				2009
($000’s, except share data)	2nd Quarter*	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter**	3rd Quarter**
Total Revenues	-	-	-	-	-	-	-	-
Net loss	13,375	12,025	12,274	7,654	6,663	6,574	10,358	3,413
Basic loss per common share	$0.15	$0.14	$0.10	$0.10	$0.09	$0.09	$0.06	$0.05

* IFRS
** Canadian GAAP

Net loss for the second quarter of 2011 was slightly higher when comparing it with the loss in the first quarter of 2011 as drilling at the Company’s Cerro Moro Project and the regional properties continued in preparation for the updated Preliminary Economic Assessment. Management expects similar or increased levels of expenditure as the Company continues to lower the risk of the project through additional drilling and the completion of various studies as the Company advances the project.

A significant component in the loss for the periods noted above is stock-based compensation which has fluctuated quarter by quarter for a number of reasons including the number of options granted in a quarter, the number of options vesting and the varying volatility component of the Black-Scholes pricing model.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at June 30, 2011 totalled $25.2 million. Subsequent to the quarter end, the Company closed a bought deal private placement financing in which the Company issued 2,400,000 common shares at a price of $10.50 per share for net proceeds of $23.7 million. The Company will continue to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. There is no assurance that the Company will be able to raise necessary funds through capital raisings in the future.

Management evaluates and adjusts its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at Cerro Moro and expenditures will be adjusted to match available funding.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Additional funds will be required in future to fund the ongoing exploration and planned development activities of the Company.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.

The fair value of financial instruments at June 30, 2011 and December 31, 2010 is summarized as follows:

	June 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$25,172	$25,172	$46,102	$46,102
Amounts receivable – at amortized cost	$232	$232	$90	$90
Due from related parties	$2	$2	$22	$22
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$3,252	$3,252	$2,269	$2,269
Due to related parties	$109	$109	$88	$88

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to/from related parties approximates fair value due to their short term to maturity.

The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and tries to reduce the effects of foreign exchange risk by advancing funds to its foreign operations only when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Argentine Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at June 30, 2011 and December 31, 2010 as follows:

June 30, 2011 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	10,580	121	–
Amounts receivable	1,651	–	–
Accounts payable and accrued liabilities	(12,093)	(271)	(170)
Net balance	138	(150)	(170)
Equivalent in Canadian Dollars	31	(145)	(176)
Rate to convert to $1.00 CDN	0.2249	0.9645	1.0348

December 31, 2010 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	–
Amounts receivable	1,366	–	–
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(2,308)	(1,764)	(198)
Equivalent in Canadian Dollars	(559)	(1,755)	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

(a)
The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

	Payments Due by Year (in thousands)
	Total	2011	2012-2013	2014-2016
Office leases
-Argentina	$155	$40	$108	$7
-Canada*	425	45	176	204
Total	$580	$85	$284	$211

The Company has various property access agreements, which are renewed periodically, related to the Cerro Moro project at an estimated cost of approximately $228 thousand per year.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

(b)
In addition, upon the decision to commence mining at Don Sixto, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $78 thousand.

Related Party Transactions ($000’s)

Amounts due from related party of $2 at June 30, 2011 (December 31, 2010 - $22) is for expenditures that the Company incurred on behalf of a corporation with common directors. The amounts due from related party are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $109 at June 30, 2011 (December 31, 2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the six months ended June 30, 2011 a total of $700 (2010 - $448), comprised of consulting and management fees of $445 (2010 - $285) and administrative and legal fees of $255 (2010 - $163) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)	Exploration and consulting fees of $70 (2010 - $32 allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at June 30, 2011, the Company owed $Nil.

(b)
Management fees of $87 (2010 – $62, of which $36 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at June 30, 2011, the Company owed $8.

(c)
Management fees of $100 (2010 –$56, of which $35 was paid by the Company and $21 was allocated from Exeter*) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at June 30, 2011, the Company owed $Nil.

(d)	Management fees of $100 (2010- $25 which was allocated from Exeter*) were paid or accrued to a corporation controlled by the Vice-President Finance. As at June 30, 2011, the Company owed $5.

(e)
Exploration fees of $52 (2010 –$110, of which $84 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation controlled by the former Vice President Development. As at June 30, 2011, the Company owed $Nil.

(f)	Consulting Fees of $36 (2010 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at June 30, 2011, the Company owed $Nil.

(ii)	Administrative and legal fees are comprised of:

(a)
Administrative fees of $203 (2010 - $149, of which $74 was paid by the Company and $75 was allocated from Exeter*) for the provision of office facilities and staff to the Company were paid to Exeter. As at June 30, 2011, the Company owed $66.

(b)	Legal Fees of $52 (2010 - $14) were paid or accrued to a company, of which one of the officers of the Company is a former partner. As at June 30, 2011, the Company owed $30.

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company  reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ending June 30, 2011, the percentage allocation was 40%, resulting in approximately $203 being reimbursed to Exeter for administrative support and office overhead (See Note 14 (ii)(a)). In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

*Expenses allocated from Exeter were based on the relative expenditures incurred by Exeter prior to the effective date of the Arrangement on the Argentine mineral projects, with the value reflected above representing the amount allocated to Extorre. These amounts do not necessarily represent actual costs that would have been incurred had the Arrangement been effective at the beginning of the financial year.

Outlook

In 2011, the Company plans to continue exploration and drilling programs at both the Cerro Moro project and Regional Properties in Santa Cruz, Argentina. During the first half of 2011, the Company had four drill rigs dedicated to the discovery of new high grade gold-silver resources at Cerro Moro and a further two drill rigs dedicated to the testing of priority targets on our Santa Cruz Regional properties. With the onset of winter conditions in mid-June, drilling activities were suspended on the Santa Cruz Regional properties, resulting in the two drill rigs being mobilized back to Cerro Moro. The Company expects to maintain a total of six drill rigs active at  Cerro Moro and also the Santa Cruz Regional Properties for the remainder of 2011.

At Cerro Moro, drilling remains focused on the new high-grade Zoe discovery, which has the potential to significantly expand the known gold-silver resources at the project. Elsewhere along the Escondida vein, further potential exists for the discovery of new resources both along strike extensions and at depth. In addition, a number of other gold-silver veins outlined on the property have only been partially evaluated to date. Extorre also continues to advance the technical, economic and environmental studies required for the development of mining operations at Cerro Moro. A further update to the Cerro Moro mining study, which is expected to include maiden mineral resources from the Zoe, Carla, Martina, and Esperanza NW-Nini sectors, is expected to be completed by year-end. On the Santa Cruz Regional properties, which are located outside of the Cerro Moro project area, Extorre has been carrying out exploratory activities to test the gold-silver resource potential of our three priority projects: Falcon, Puntudo, and Union Domes. Work is ongoing.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Proposed Transactions

The Company is currently focussed on the further exploration and development of Cerro Moro.  Should it enter into agreements in the future on new properties, it may be required to make cash payments and complete work expenditure commitments under those agreements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS is the Q1 2011 filing which contains IFRS compliant financial statements on a comparative basis. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy.

IFRS Transition

The Company developed a conversion implementation plan comprising three major phases. These include a scoping and planning phase, a design and build phase and an implement and review phase. The Company has completed the scoping and planning phase and the design and build phase and implement phase. The review phase will continue in future periods.

The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required.	Completed.
Detailed evaluation of potential changes required to
accounting policies, information systems and business
processes, including the application of IFRS 1 First-time adoption of International Financial Reporting Standards.
Completed.
Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	Completed in conjunction with the Q1 2011 IFRS financial statements.
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	Completed in conjunction with the Q1 2011 IFRS financial statements.

The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and the changes to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

Note 3 to the consolidated interim financial statements includes additional detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, based on its evaluation to date, the Company does not expect any changes to its accounting policies that would result in significant changes to line items within its financial statements.

The following provides a summary of the Company's evaluation of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a change in its significant accounting policies. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time however, the Company is not aware of any significant expected changes that would affect the reconciliations provided below.

A reconciliation between the Canadian GAAP and IFRS consolidated statements of financial position at June 30, 2010 is provided below:

	June 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents	$21,373	$–	$21,373
Amounts receivable and prepaid expenses	362	–	362
Due from related party	182	–	182
	21,917	–	21,917

Property and equipment	164	(29)	135
Mineral properties	3,354	(216)	3,138
Total Assets	$25,435	$(245)	$25,190

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,001	$–	$3,001
Due to related parties	71	–	71
	3,072	–	3,072

Shareholders’ Equity
Share capital	104,912	–	104,912
Contributed surplus	5,439	–	5,439
Deficit	(87,988)	–	(87,988)
Accumulated other comprehensive loss	–	(245)	(245)
	22,363	(245)	22,118
Total Liabilities and Equity	$25,435	$(245)	$25,190

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

As at June 30, 2010, the adjustment to equity includes the one noted above for foreign currency.

	Three months ended June 30, 2010			Six months ended June 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$34	$–	$34	$37	$–	$37

Expenses
Accounting and audit	105	–	105	172	–	172
Administration salaries and consulting	170	–	170	460	–	460
Directors’ fees	90	–	90	289	–	289
Foreign exchange (gain) loss	(53)	–	(53)	17	–	17
General and administration	91	–	91	164	–	164
Legal fees	31	–	31	127	–	127
Management fees	532	–	532	1,279	–	1,279
Mineral property exploration expenditures	5,562	–	5,562	10,179	–	10,179
Shareholder communications	142	–	142	315	–	315
Stock exchange listing and filing fees	27	–	27	272	–	272
	6,697	–	6,697	13,274	–	13,274

Net loss for the period	6,663	–	6,663	13,237	–	13,237
Other comprehensive loss / (gain)	–	(52)	(52)	–	245	245
Comprehensive loss for the period	$6,663	$(52)	$6,611	$13,237	$245	$13,482

Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Also in June 2011, the IASB amended IAS 19, Employee Benefits (IAS 19) and IAS 1, Presentation of Financial Statements (IAS 1), which has not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IAS 1 – Presentation of Financial Statements

This standard requires companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statements or two consecutive statements.The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012.

IAS 19 - Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans. The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. The Company does not have post-employment benefits thus this policy will not have an impact on the Company’s financial statements.

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the six months ended June 30, 2011.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2010 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the six months ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s  internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage and as a result activities at Cerro Morro have caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2010 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2010), and subsequent filings with the Canadian Securities Administrators. You can review and obtain copies of our filings from SEDAR at www.sedar.com. The Company’s common shares were approved for listing on the NYSE Amex and commenced trading on March 14, 2011. You can review and obtain copies of our future filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

NYSE-AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.extorre.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.extorre.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding Extorre, including Extorre’s Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.